CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HIVE Blockchain Technologies Ltd. (the "Company") on Form 40-F for the period ended March 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank Holmes, Executive Chairman of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

July 21, 2022

/s/ Frank Holmes
Name:	Frank Holmes
Title:	Executive Chairman
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to HIVE Blockchain Technologies Ltd. and will be retained by HIVE Blockchain Technologies Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.